

September 17, 2010

Tony Chanmugam
Principal Financial Officer
British Telecommunications plc
BT Centre
81 Newgate Street
London, EC1A 7AJ
England

**Re: British Telecommunications plc
Form 20-F for the fiscal year ended March 31, 2010
Filed May 26, 2010
File No. 2-94004**

Dear Mr. Chanmugam:

We have reviewed your response letter dated September 2, 2010 and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended March 31, 2010

Consolidated Financial Statements

(i) Basis of preparation and presentation of the financial statements Compliance with applicable law and IFRS
Presentation of specific items, page 33

1. We note your response to comments six and seven from our letter dated August 5, 2010. Your disclosure states that "Specific Items" relate to items that are "one-off" or "unusual". However, your most recent response seems to provide other reasons for separating items such as restructuring charges and business disposals among others. If you continue to adjust for such items, please revise your disclosure in future filings to

more accurately explain your reasons for including each item in "Specific Items" and refrain from characterizing them as "one-off" or "unusual". Please provide us with your proposed revised disclosure as a response to this comment.

2. We further note from your response your statement that this presentation is consistent with paragraph 86 of IAS 1 'Presentation of Financial Statements' which states that "because the effects of an entity's various activities, transaction and other events differ in frequency, potential for gain or loss and predictability, disclosing the components of financial performance assists users in understanding the financial performance achieved and in making projections of future financial performance." As currently presented in note 5 of your financial statements, it appears that you have selected specific items or adjustments that have the impact of increasing a number of your line items in a positive manner, ie. your "results before specific items" column shows higher operating profits and profits for each year presented. Tell us how you considered any gains or income items that would be similar in nature, ie. specific items that would be considered one-off or unusual in nature, that could have a negative impact on your "results before specific items" and tell us why such gain or income items were not adjusted.

Note 29. Retirement benefit plans…, page 72

3. We note your response to comment nine from our letter dated August 5, 2010. Please disclose that you use the nominal discount rates for your retirement benefit plans. In addition, disclose the reasons you are presenting the real discount rates as stated in your response.

Please file all correspondence over EDGAR. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director